Media	North America,	German/Central	Investor
Linda Arens	UK/ Western	European Press	Relations
SAND Technology	European Press	Maike Thiessen	de Jong &
pr@sand.com	Linda Arens	SAND Technology GmbH	Associates
+1 650 726-7539	SAND Technology	maike.thiessen@sand.com	sndt@dejong.org
	+1 650 726-7539	+49 40 211 07650	+1 760 943-9065

SAND Technology Announces First Quarter Results for Fiscal 2010

Montreal, December 18, 2009: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a net income for the three-month period ended October 31, 2009. The Company reported a net income for the first quarter of fiscal year 2010 of $553,253 on revenues of $2,485,464 compared with a net loss of $989,850 on revenues of $1,223,928 for the first quarter of fiscal year 2009. All figures are in Canadian dollars.

“We are pleased with our results for the quarter,” notes Tom O’Donnell, President and CEO of SAND Technology. “However significant work remains to be able to report positive quarterly results on a normal recurring basis. A sense of urgency is being instilled in all SAND employees to change the company to a profit based mentality”

“I am optimistic about the future of SAND based on our expanded presence within our existing customer base and interest from potential new customers. We are working diligently to improve our productivity, operational efficiencies and product offerings”.

About SAND Technology

SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

www.sand.com

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

Financial Highlights

The following data expressed in Canadian dollars are derived from the Financial Statements for the three month period ended October 31, 2009, and 2008. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars in thousands (000's) except for Per Share Data.

	Three months	Three months
	ended October	ended October
Results of Operations	31, 2009	31, 2008

Net Sales	$2,485,464	$1,223,928

Cost of Sales and Product Support	$307,120	$321,386
Research and Development Costs	$486,785	$522,058
Selling, General and Administrative
Expenses	$1,037,361	$1,265,623
Amortization	$14,528	$17,451
Operating Income (Loss)	$639,670	($902,590)

Interest Expenses	$86,417	$87,260
Net Income (Loss)	$553,253	($989,850)

Financial Position
Working Capital (a)	($164,069)	($362,753)
Total Assets	$2,630,682	$2,740,326
Total Liabilities	$4,430,072	$5,112,882
Shareholders' Equity (Deficiency)	($1,799,390)	($2,372,555)

Earnings (Loss) per Share	$0.04	($0.07)
Weighted Average Number of Shares
outstanding during each period (000's)	14,318	14,318

(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.